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                                             File No. 70-


             SECURITIES AND EXCHANGE COMMISSION

                    Washington, DC  20549


                          FORM U-1


                 APPLICATION OR DECLARATION


                            UNDER


       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                ALLEGHENY POWER SYSTEM, INC.
                    10435 DOWNSVILLE PIKE
                    HAGERSTOWN, MD 21740



     (Name of company or companies filing this statement and addresses of principal executive offices)


                Allegheny Power System, Inc.



     (Name of top registered holding company parent of each applicant or declarant)

                    Thomas K. Henderson, Esq.
                    Vice President
                    Allegheny Power System, Inc.
                    10435 Downsville Pike
                    Hagerstown, MD  21740




     (Name and address of agent for service)

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          Item 1.   Description of Proposed Transaction.

          Allegheny Power System, Inc. (hereinafter "APS"), a registered public utility holding company, files this Application or Declaration pursuant to Sections 6(a) and 7 of the Public Utility Holding Company Act of 1935. APS requests authority through December 31, 2007 to issue up to a total of 500,000 shares of its common stock. Shares will be authorized and unissued shares. Common stock will be awarded to senior officers of APS and its subsidiaries under a Performance Share Plan
("Plan").

          The Board believes the Plan will be an important aid to APS in attracting and retaining individuals of outstanding ability by rewarding them for the continued providing of economical service to the customers of Allegheny Power. The Plan was approved by APS stockholders at the annual meeting in May 1994. The first Plan cycle ended on December 31, 1996. The Board has determined that it would like the flexibility to make payments to the Plan participants either in APS stock or a combination of cash and APS stock. APS expects to issue shares when needed for payouts under the Plan. Common stock will not be issued by APS for this purpose prior to the approval of this application-declaration by the Commission.

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          The Plan is administered by the Management Review
Committee of the Board ("Committee") and consists of Plan cycles which are not less than three (3) nor more than five
(5) years in length. The first Plan cycle began on January 1, 1994 and ended on December 31, 1996. Target awards are granted at the time a Plan cycle begins, but payouts, if any, occur at the end of a cycle after it is determined whether performance criteria have been met. The Committee establishes, and the Board reviews and approves, each Plan cycle, the conditions of each award made under the Plan, which senior officers will receive awards, the amount of each award, and guidelines for each Plan cycle. The performance criteria and standards in the Plan guidelines include customer related criteria and shareholder related criteria.

          The type of award which is granted under the Plan at the beginning of a Plan cycle is a "performance share award." Each such award is contingent upon meeting the established criteria. Any payout at the end of a Plan cycle is determined by whether the criteria were met. Based upon the guidelines set forth in each cycle, a payout is calculated by multiplying the amount of cash awarded by the payout ratio, and converting that into a number of shares at the price specified for that Plan cycle. The dividends that were paid on those shares are treated as having been reinvested since the beginning of the Plan cycle. The shares

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are then converted back into an amount of cash using the
closing price at the end of the cycle. A participant receives either APS stock or cash and APS stock after the end of the Plan cycle.

          The total number of award shares eligible for issuance in each Plan cycle is not expected to exceed 40,000 shares. The Plan provides that the total number of award shares eligible to be granted over the life of the Plan, which is expected to end in 2007, will not exceed 500,000 shares.

          Common stock to be issued under the Plan will be authorized and unissued stock. Each share of common stock will be valued at the closing price for the common stock at the end of the Plan cycle to which it relates. The performance share awards granted may be paid in common stock or in cash and stock, as determined by the Committee. A participant may elect to have the receipt of such cash or shares deferred until some future date.

          The Board may amend, revise or suspend the Plan or any portion thereof, provided that no such amendment shall be made without shareholder approval if it would materially increase the benefits accruing to participants or increase the number of shares which may be paid under the Plan. No

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such amendment or modification shall impair the rights of any participant under any award without the consent of such participant.

          In the event of any change in the outstanding shares of common stock by reason of any stock dividend or split, recapitalization, combination, exchange of shares, spin-off or other distribution of assets (other than normal cash dividends), or other similar changes in the common stock, then appropriate adjustments shall be made in the shares of common stock theretofore awarded but not yet paid out to the participants and in the aggregate number of shares of common stock which may be awarded to the participants and in the aggregate number of shares of common stock which may be awarded pursuant to the Plan.

          APS anticipates that the Plan will be fully funded by income provided from the operating activities of APS' subsidiaries and that external borrowing will not be used to meet the requirements of the Plan. The cost of the Plan awards will be charged to APS and the subsidiaries receiving services based upon allocation factors previously approved by the SEC.

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          Except as described herein, no associate company or
affiliate of APS or any affiliate of any such associate company has any material interest, directly or indirectly, in the proposed transaction.

          Item 2.   Fees, Commissions and Expenses

          None, other than ordinary expenses not over $1,500 in connection with the preparation of this Application or Declaration.

          None of such fees, commissions or expenses are to be paid to any associate company or affiliate of the Applicant or any affiliate of any such associate company except for legal, financial and other services to be performed at cost by Allegheny Power Service Corporation.

          Item 3.   Applicable Statutory Provisions

          The Applicant is informed by counsel that Sections
6(a) and 7 of the Public Utility Holding Company Act of 1935 may be applicable in whole or in part to the proposed transaction.

          Item 4.   Regulatory Approval

          No commission other than the Securities and Exchange Commission has jurisdiction over the proposed transaction. No state or federal regulatory approval,

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except for that of the Securities and Exchange Commission, is required in connection with the proposed transaction.

          Item 5.   Procedure

          It is requested that the Commission's order granting this Application or Declaration be issued as soon as possible, or by May 30, 1997. There should be no recommended decision by a hearing officer or by any other responsible officer of the Commission and no 30-day waiting period between the issuance of the Commission's Order and its effective date. The Division of Investment Management may assist in the preparation of the Commission's decision unless the Division opposes the matters covered by this Application or Declaration.

          6.   Exhibits and Financial Statements

               (a)  Exhibits

                    B    Performance Share Plan<FN1>

                    F    Opinion of Counsel

                    G    Financial Data Schedule

                    H    Form of Notice

               (b)  Financial Statements - December 31, 1996

                    1-A  APS and subsidiaries consolidated
                         balance sheet, per books and pro forma.

<FN1>  Incorporated by reference to Form 10-K of Allegheny Power System, Inc.,
       (1-267), December 31, 1994, exh. 10.9

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                    1-B  APS and subsidiaries consolidated
                         statements of income, and retained
                         earnings, per books and pro forma.


          7.   Information as to Environmental Effects

          (a) For the reasons set forth in Item 1 above, the authorization applied for herein does not require major federal action significantly affecting the quality of the human environment for purposes of Section 102(2)(C) of the National Environmental Policy Act (42 U.S.C. 4232(2)(C)).


          (b)  Not applicable.

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                          SIGNATURE


          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                              ALLEGHENY POWER SYSTEM, INC.


                              By:   /s/ Carol G. Russ
                                        Carol G. Russ
                                           Counsel

Dated:  April  14, 1997